UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: May 23, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated May 23, 2014, entitled “Poll Results of Annual General Meeting Held On 23 May 2014”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

POLL RESULTS OF ANNUAL GENERAL MEETING
HELD ON 23 MAY 2014

The AGM was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2014 at 4:00 p.m., at which all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll.

Reference is made to the Notice of the 2013 Annual General Meeting and the explanatory statement of CNOOC Limited (the “Company”) in respect of the general mandates to issue securities and repurchase shares and re-election of directors dated 9 April 2014 (collectively the “Notices and Explanatory Statement”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Notices and Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the “AGM”) was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2014 at 4:00 p.m.. The Board is pleased to announce that all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 44,647,455,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 44,647,455,984. There were no Shares in respect of which their holders were entitled to attend and abstain from voting in favor of, or were required to abstain from voting on any of the relevant resolutions at the AGM, under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The vote-taking at the AGM was scrutinized by representatives from Hong Kong Registrars Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions		Number of votes (%)
		For	Against
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2013.	37,789,900,555 (99.993996%)	2,269,100 (0.006004%)
A2.	To declare a final dividend for the year ended 31 December 2013.	37,834,722,986 (99.998275%)	652,500 (0.001725%)
A3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company.	37,729,877,790 (99.748039%)	95,304,892 (0.251961%)
A4.	To re-elect Mr. Wang Yilin as a Non-executive Director of the Company.	36,967,415,220 (97.712029%)	865,608,566 (2.287971%)
A5.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company.	37,149,752,908 (98.194884%)	682,923,578 (1.805116%)
A6.	To re-elect Mr. Zhang Jianwei as a Non-executive Director of the Company.	37,180,925,708 (98.277325%)	651,733,878 (1.722675%)
A7.	To re-elect Mr. Wang Jiaxiang as a Non-executive Director of the Company.	37,181,017,608 (98.277483)	651,674,578 (1.722517%)
A8.	To re-elect Mr. Lawrence J. Lau as an Independent Non-executive Director of the Company.	37,820,541,136 (99.967673%)	12,230,350 (0.032327%)
A9.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company.	37,813,045,736 (99.956743%)	16,363,750 (0.043257%)
A10.	To authorise the Board of Directors to fix the remuneration of each of the Directors.	37,810,940,286 (99.985270%)	5,570,200 (0.014730%)
A11.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board of Directors to fix their remuneration.	37,801,339,147 (99.910381%)	33,907,439 (0.089619%)
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.
		37,816,218,986 (99.989232%)	4,072,400 (0.010768%)
B2.
To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.
		29,900,390,400 (79.028273%)	7,934,664,286 (20.971727%)
B3.
To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.
		30,500,529,671 (80.630748%)	7,326,887,915 (19.369252%)

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 23 May 2014

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch